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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar
Investments of a Management Investment Company
in the Custody of Members of
National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1.	Investment Company Act File Number:			Date examination completed:

	811-1920			April 30, 2010
2.	State identification Number:

	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY 108960	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement:

Stralem Fund
4.	Address of principal executive office (number, street, city, state, zip code):

645 Madison Avenue, New York, NY 10022

STRALEM EQUITY FUND

645 Madison Avenue, New York, NY 10022-1010
TELEPHONE: (212) 888-8123
FAX: (212) 888-8152

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

We, as members of management of Stralem Equity Fund (the “Fund”), are responsible for complying with the requirements of subsection (b) of Rule 17f-1 “Custody of Securities with Members of National Securities Exchanges” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Fund’s compliance with the requirements of subsection (b)(1) and (b)(6) of Rule 17f-1 as of  April 30, 2010 and from October 31, 2009 (the date of our last examination) through April 30, 2010.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of April 30, 2010 and from October 31, 2009 through April 30, 2010 with respect to securities reflected in the investment account of the Fund.

Stralem Equity Fund

By	/s/ Philippe E. Baumann
Philippe E. Baumann,
Chairman of the Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Stralem Equity Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Stralem Equity Fund (the "Fund") complied with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of April 30, 2010.  Management is responsible for the Fund's compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of April 30, 2010, and with respect to agreement of security purchases and sales, for the period from October 31, 2009 (the date of our last examination) through April 30, 2010:

•	Confirmation of all security positions located with the Custodian, Pershing LLC.

•	Reconciliation of all such securities to the books and records of the Fund and the Custodian.

•	Agreement of five security purchases and five security sales since our last report from the books and records of the Fund to broker statements.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Stralem Equity Fund complied with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act as of April 30, 2010, with respect to securities reflected in the investment account of the Fund is fairly stated in all material respects.

This report is intended solely for the information and use of management and Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Eisner LLP

New York, New York
July 8, 2010